Filed pursuant to Rule 424(b)(3)

Registration No. 333-109607

Prospectus Supplement No. 1

to prospectus dated October 20, 2003

2,293,750 Shares

Private Media Group, Inc.

This prospectus supplement no. 1 relates to the resale of up to 2,293,750 shares of our common stock by the selling security holders named in the prospectus dated October 20, 2003.

This prospectus supplement no. 1 amends and restates in its entirety the Selling Security Holders section of the prospectus dated October 20, 2003, in order to reflect the transfer of warrants and a convertible note owned by one of the selling security holders in private transactions in 2006 and 2007.

You should read this prospectus supplement no. 1 in conjunction with the prospectus as amended and supplemented from time to time. This prospectus supplement no. 1 is not complete without, and may not be delivered or utilized except in connection with, the prospectus dated October 20, 2003.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 6 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 2, 2007

SELLING SECURITY HOLDERS

Up to 2,293,750 shares of our common stock are being offered by this prospectus, all of which are being registered for sale for the accounts of the selling security holders and comprise the following:

•

Up to 1,631,250 shares of common stock issuable to accredited institutional investors (i) upon conversion of the convertible notes sold or agreed to be sold to certain selling securities holders in separate private transactions pursuant to separate securities purchase agreements entered into effective as of September 2003 (collectively referred to as the September 2003 transactions), and/or (ii) upon our payment of interest on such notes;

•	Up to 562,500 shares of common stock issuable upon exercise of warrants issued to the accredited institutional investors in the September 2003 transactions; and

•	100,000 shares of common stock issuable upon exercise of a warrant issued to Neveric Capital, Inc., our private placement agent in the September 2003 transactions.

The September 2003 Transactions

Effective September 2003, pursuant to securities purchase agreements entered into separately with four accredited institutional investors, we agreed to issue and sell to each of these investors convertible notes in the aggregate principal amount of $2.25 million, Series A Warrants exercisable for an aggregate of 337,500 shares of our common stock, and Series B Warrants exercisable for an aggregate of 225,000 shares of our common stock. The securities purchase agreements each provided for the sale of one-half of the convertible notes ($1.125 million aggregate principal amount) and the issuance of all of the Series A and B Warrants as of the first closing, September 19, 2003, and obligated each of the investors to purchase, and for us to sell and issue to these investors, the remaining convertible notes ($1.125 million aggregate principal amount) on the fifth day following the effectiveness of the registration statement of which this prospectus is a part (the second closing), subject to the satisfaction of specified conditions. Effective as of the first closing we received aggregate gross cash proceeds of $1,125,000, and we will receive an additional $1,125,000 of aggregate proceeds at the second closing, in each case before deduction of selling expenses. The registration statement became effective on the date of this prospectus, October 20, 2003. All share amounts in this prospectus give effect to the completion of the sale of the convertible notes at the second closing unless otherwise noted.

Interest on the notes is payable quarterly, and interest accrues at the rate of 7% per annum from their issue dates. The outstanding principal balance is due and payable on August 31, 2006, subject to acceleration upon the occurrence of specified events of default. Pursuant to the terms of the notes, the note holders may elect to convert their notes, at any time prior to maturity, into shares of our common stock at a fixed conversion price of $2.00 per share. In addition to anti-dilution provisions providing for proportionate adjustments in the event of stock splits, stock dividends, reverse stock splits and similar events, this conversion price is subject to downward adjustment upon the issuance by us of common stock or securities convertible into common stock at a price per share of less than $2.00 per share. We may elect, with limited exceptions, to pay the interest due under the notes through the issuance of shares of common stock at a conversion price equal to the arithmetic average of the five lowest daily volume-weighted average prices of our common stock during the 15 consecutive trading days immediately preceding payment.

In connection with the sale of the convertible notes, effective as of September 19, 2003 we issued to the four investors Series A Warrants exercisable for an aggregate of 337,500 shares of our common stock, and Series B Warrants exercisable for an aggregate of 225,000 shares of our common stock. The Series A Warrants have an exercise price of $2.00 per share, and are exercisable at any time from September 19, 2003, through September 19, 2008. The Series B Warrants have an exercise price of $1.00 per share, are exercisable only upon the occurrence of specified events, and expire on September 19, 2004. Events which entitle the holders of the Series B Warrants to exercise the warrants include the following: (i) a material adverse change in our business, as defined in the securities purchase agreements; or (ii) the “market price” of our common stock on March 19, 2004, is less than $2.37, with the “market price” being defined as the arithmetic average of the five lowest daily volume-weighted average prices of our common stock during the 15 consecutive trading days immediately preceding March 19, 2004. In addition to anti-dilution provisions providing for proportionate adjustments in the event of stock splits, stock dividends, reverse stock splits and similar events, the exercise price of the warrants is subject to downward adjustment upon the issuance by us of common stock or securities convertible into common stock at a price per share of less than the then current exercise price. Payment of the exercise price of the warrants may be made, at the option of the warrant holder, either in cash or by a “cashless exercise.” Upon a cashless exercise, in lieu of paying the exercise price in cash, the warrant holder would receive shares of common stock with a value equal to the difference between the market price (the average of the closing prices of the common stock for the five trading days immediately preceding the exercise date) at the time of exercise and the then current exercise price multiplied by the number of shares so exercised.

Pursuant to separate registration rights agreements entered into with each of the note holders we agreed to register for resale a sufficient number of shares of common stock to cover (i) shares issuable upon conversion of the notes by the note holders, (ii) shares issuable upon our payment of the interest on the notes, and (iii) shares issuable upon the exercise of the warrants issued to the note holders. Pursuant to these registration rights agreements we have agreed to initially register the number of shares of common stock equal to 130% of the number of shares of our common stock initially issuable upon conversion of the notes at a conversion price of $2.00 and exercise of the warrants. Accordingly, an aggregate of 2,193,750 shares of common stock are initially being registered to cover the foregoing.

The sale and issuance of the notes and related warrants are deemed to be exempt from the registration requirement of the Securities Act of 1933, as amended, in reliance on Section 4(2) of the Securities Act and Regulation D promulgated thereunder, and are being made without general solicitation or advertising.

The warrant issued to Neveric Capital, Inc. was in connection with services rendered to us. In September 2003, we retained Neveric Capital, Inc. to act as placement agent in connection with the placement of the convertible notes and warrants in September 2003 and future transactions. As a part of our agreement with Neveric Capital, Inc., we issued a warrant dated September 19, 2003 to Neveric Capital, Inc. for the purchase of up to 100,000 shares of our common stock on the same terms as the Series A Warrants and agreed to register the shares underlying the warrant. Neveric Capital, Inc. is also entitled to a fee of up to 6% of the amount of financing transactions during the term of their engagement by us. Other than the agreement to provide us with placement services, Neveric Capital, Inc. has not held any positions or offices or had material relationships with us or any of our affiliates within the past three years. The issuance of the warrant is deemed to be exempt from the registration requirement of the Securities Act of 1933, as amended, in reliance on Section 4(2) of the Securities Act and Regulation D promulgated thereunder, and was made without general solicitation or advertising.

Except as noted specifically above, the selling security holders have not held any positions or offices or had material relationships with us or any of our affiliates within the past three years, other than as a result of the ownership of our securities.

The following table sets forth information with respect to the number of shares of common stock beneficially owned by the selling security holders named below as of October 1, 2003 (except as otherwise expressly noted), and as adjusted to give effect to the sale of the shares offered hereby. The shares beneficially owned have been determined in accordance with rules promulgated by the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. The calculation of the shares beneficially owned does not take into account the 4.99% beneficial ownership limitation discussed in a note to the table below. The information in the table below is current as of October 20, 2003, and has not been updated to give effect to any events occurring after such date, except as otherwise expressly noted in the table, including the notes. The selling security holders may from time to time offer and sell pursuant to this prospectus any or all of the common stock being registered. The table assumes that the selling security holders sell all of their shares being offered pursuant to this prospectus. We are unable to determine the exact number of shares that will actually be sold pursuant to this prospectus.

	Number of Shares Owned Prior to the Offering		Number of Shares Being Offered		Number of Shares Owned After the Offering
Omicron Master Trust (18)	937,500	(1)(3)(7)	993,957	(3)(5)(14)(17)	—
Rockmore Investment Master Fund Ltd. (12)	96,687	(3)(13)(14)	96,687	(13)(14)	—
Cranshire Capital, L.P.	225,000	(1)(3)(8)	292,500	(3)(5)	—
Solomon Strategic Holdings, Inc.	225,000	(1)(3)(9)	292,500	(3)(5)	—
CD Investment Partners, Ltd.	300,000	(2)(4)(10)	390,000	(4)(6)	—
Neveric Capital, Inc.	100,000	(11)	100,000		—
Portside Growth and Opportunity Fund (15)	128,106	(3)(16)(17)	128,106	(3)(16)(17)	—

(1)

The convertible notes that we issued or agreed to sell to Omicron Master Trust, Cranshire Capital, L.P. and Solomon Strategic Holdings, Inc. in the September 2003 transactions are convertible any time at the option of the note holders at a fixed price of $2.00 per share. The conversion price is subject to adjustment pursuant to anti-dilution provisions which provide for a reduction of the conversion price upon the issuance by us of common stock or securities convertible into common stock at a price per share of less than $2.00 per share. The number of shares deemed to be beneficially owned by the note holders, Omicron Master Trust, Cranshire Capital, L.P. and Solomon Strategic Holdings, Inc. as a result of their ownership of the notes, has been calculated based on the fixed conversion price of $2.00.

(2)	The convertible notes that we issued or agreed to sell to CD Investment Partners, Ltd. are convertible any time at the option of the note holder at a fixed price of $2.00 per share. The conversion price is subject to adjustment pursuant to anti-dilution provisions which provide for a reduction of the conversion price upon the issuance by us of common stock or securities convertible into common stock at a price per share of less than $2.00 per share. The number of shares deemed to be beneficially owned by CD Investment Partners, Ltd. as a result of its ownership of the notes, has been calculated based on the fixed conversion price of $2.00.
(3)	Under the terms of the convertible notes and warrants issued or agreed to be sold in the September 2003 transactions, each of Omicron Master Trust, Cranshire Capital, L.P., Solomon Strategic Holdings, Inc. and their transferees may not convert the notes or exercise the warrants, to the extent such conversion or exercise would cause such selling security holders, together with their respective affiliates, to beneficially own a number of shares of common stock which would exceed 4.99% of our then outstanding common stock following such conversion or exercise. The number of shares set forth in the foregoing table does not reflect this limitation.
(4)	Under the terms of the convertible notes and warrants issued or agreed to be sold to CD Investment Partners, Ltd., CD Investment Partners, Ltd. may not convert the notes or exercise the warrants, to the extent such conversion or exercise would cause CD Investment Partners, Ltd., together with its affiliates, to beneficially own a number of shares of common stock which would exceed 4.99% of our then outstanding common stock following such conversion or exercise. The number of shares set forth in the foregoing table does not reflect this limitation.
(5)

Pursuant to the terms of the convertible notes that we issued or agreed to sell to Omicron Master Trust, Cranshire Capital, L.P. and Solomon Strategic Holdings, Inc. in the September 2003 transactions, the notes are convertible anytime at the option of the holders at a fixed price of $2.00 per share. This conversion price is subject to downward adjustment upon the issuance by us of common stock or securities convertible into common stock at a price per share of less than $2.00 per share. Also, we may elect to pay the interest then due under the notes through the issuance of shares of common stock at a conversion price equal to the arithmetic average of the five lowest daily volume-weighted average prices of our common stock during the 15 consecutive trading days immediately preceding payment. If we decide to pay interest under the notes in shares of our common stock, the number of shares we will issue at such time will be tied to the then market prices, which prices may be lower than the $2.00 fixed conversion price. In connection with the sale of the notes, we agreed to register for resale a sufficient number of shares of common stock to cover the shares issuable upon conversion of the notes, our payment of interest on the notes and the exercise of the Series A and B Warrants. Because the exact maximum amount of shares of our common stock which may be issuable under the convertible notes cannot presently be determined, due to possible future adjustments to the conversion price of the convertible notes or the issuance of shares as payment of interest, at our election, at future market prices, we have agreed with Omicron Master Trust, Cranshire Capital, L.P. and Solomon

Strategic Holdings, Inc. to initially register the number of shares of common stock equal to 130% of the number of shares of our common stock initially issuable upon conversion of their notes and exercise of their warrants. Therefore, 1,218,750 shares, 292,500 and 292,500 shares of common stock are initially being registered to cover the respective shares being offered by Omicron Master Trust, Cranshire Capital, L.P. and Solomon Strategic Holdings, Inc. which may be acquired by them upon conversion of their notes or the exercise of their warrants.

(6)	Pursuant to the terms of the convertible notes that we issued or agreed to sell to CD Investment Partners, Ltd., the notes are convertible anytime at the option of the holder at a fixed price of $2.00 per share. This conversion price is subject to downward adjustment upon the issuance by us of common stock or securities convertible into common stock at a price per share of less than $2.00 per share. Also, we may elect to pay the interest then due under the notes through the issuance of shares of common stock at a conversion price equal to the arithmetic average of the five lowest daily volume-weighted average prices of our common stock during the 15 consecutive trading days immediately preceding payment. If we decide to pay interest under the notes sold to CD Investment Partners, Ltd. in shares of our common stock, the number of shares we will issue at such time will be tied to the then market prices, which prices may be lower than the $2.00 fixed conversion price. In connection with the sale of the notes to CD Investment Partners, Ltd., we agreed to register for resale a sufficient number of shares of common stock to cover the shares issuable upon conversion of the notes sold to CD Investment Partners, Ltd., our payment of interest on the notes and the exercise of the Series A and B Warrants sold to CD Investment Partners, Ltd.. Because the exact maximum amount of shares of our common stock which may be issuable under the convertible notes sold to CD Investment Partners, Ltd. cannot presently be determined, due to possible future adjustments to the conversion price of the convertible notes or the issuance of shares as payment of interest, at our election, at future market prices, we have agreed with CD Investment Partners, Ltd. to initially register the number of shares of common stock equal to 130% of the number of shares of our common stock initially issuable upon conversion of its notes and exercise of its warrants. Therefore, 390,000 shares of common stock are initially being registered to cover shares being offered by CD Investment Partners, Ltd. which may be acquired by it upon conversion of its notes or the exercise of its warrants.
(7)	Consists of (a) 625,000 shares of common stock issuable upon the conversion of convertible notes held by Omicron Master Trust at a conversion price of $2.00 per share, all of which are registered for resale under this prospectus; and (b) 312,500 shares of common stock issuable upon exercise of warrants held by Omicron Master Trust, all of which are registered for resale under this prospectus.
(8)	Consists of (a) 150,000 shares of common stock issuable upon the conversion of convertible notes held by Cranshire Capital, L.P. at a conversion price of $2.00 per share, all of which are registered for resale under this prospectus; and (b) 75,000 shares of common stock issuable upon exercise of warrants held by Cranshire Capital, L.P., all of which are registered for resale under this prospectus.
(9)	Consists of (a) 150,000 shares of common stock issuable upon the conversion of convertible notes held by Solomon Strategic Holdings, Inc. at a conversion price of $2.00 per share, all of which are registered for resale under this prospectus; and (b) 75,000 shares of common stock issuable upon exercise of warrants held by Solomon Strategic Holdings, Inc., all of which are registered for resale under this prospectus.

(10)	Consists of (a) 200,000 shares of common stock issuable upon the conversion of convertible notes held by CD Investment Partners, Ltd. at a conversion price of $2.00 per share, all of which are registered for resale under this prospectus; and (b) 100,000 shares of common stock issuable upon exercise of warrants held by CD Investment Partners, Ltd., all of which are registered for resale under this prospectus. CD Investment Partners, Ltd. has voting and dispositive power over these shares, and David Bree, a Director of CD Investment Partners, Ltd., may also be deemed to have such powers. David Bree disclaims such beneficial ownership of these shares.
(11)	Consists of (a) 100,000 shares common stock issuable upon exercise of a warrant held by Neveric Capital, Inc., all of which are registered for resale under this prospectus.
(12)	Rockmore Capital, LLC (“Rockmore Capital”) and Rockmore Partners, LLC (“Rockmore Partners”), each a limited liability company formed under the laws of the State of Delaware, serve as the investment manager and general partner, respectively, to Rockmore Investments (US) LP, a Delaware limited partnership, which invests all of its assets through Rockmore Investment Master Fund Ltd., an exempted company formed under the laws of Bermuda (“Rockmore Master Fund”). By reason of such relationships, Rockmore Capital and Rockmore Partners may be deemed to share dispositive power over the shares of our common stock owned by Rockmore Master Fund. Rockmore Capital and Rockmore Partners disclaim beneficial ownership of such shares of our common stock. Rockmore Partners has delegated authority to Rockmore Capital regarding the portfolio management decisions with respect to the shares of common stock owned by Rockmore Master Fund and, as of March 1, 2007, Mr. Bruce T. Bernstein and Mr. Brian Daly, as officers of Rockmore Capital, are responsible for the portfolio management decisions of the shares of common stock owned by Rockmore Master Fund. By reason of such authority, Messrs. Bernstein and Daly may be deemed to share dispositive power over the shares of our common stock owned by Rockmore Master Fund. Messrs. Bernstein and Daly disclaim beneficial ownership of such shares of our common stock and neither of such persons has any legal right to maintain such authority. No other person has sole or shared voting or dispositive power with respect to the shares of our common stock as those terms are used for purposes under Regulation 13D-G of the Securities Exchange Act of 1934, as amended. No person or “group” (as that term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended, or the SEC’s Regulation 13D-G) controls Rockmore Master Fund.
(13)	Consists of 59,394 shares of common stock issuable upon exercise of warrants and 37,293 shares issued by us to Rockmore Master Fund upon exercise of a convertible note, which warrants and note were acquired from Omicron Master Trust in a private transaction in 2006.
(14)	Reflects the transfer by Omicron Master Trust to Rockmore Master Fund Ltd. in 2006 of warrants exercisable for 59,394 shares of common stock and part of the convertible note. These securities were originally issued by us to Omicron Master Trust as part of the September 2003 transactions.

(15)	Ramius Capital Group, L.L.C. (“Ramius Capital”) is the investment adviser of Portside Growth and Opportunity Fund (“Portside”) and consequently has voting control and investment discretion over securities held by Portside. Ramius Capital disclaims beneficial ownership of the shares held by Portside. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S & Co., L.L.C., the sole managing member of Ramius Capital. As a result, Messrs. Cohen, Stark, Strauss and Solomon may be considered beneficial owners of any shares deemed to be beneficially owned by Ramius Capital. Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these shares. An affiliate of Ramius Capital is a NASD member. However, this affiliate will not sell any shares to be offered by Portside through this prospectus and will receive no compensation whatsoever in connection with sales of shares by Portside through this prospectus.
(16)	Consists of 128,106 shares common stock issuable upon exercise of warrants acquired from Omicron Master Trust in a private transaction in 2007.
(17)	Reflects the transfer of warrants exercisable for 128,106 shares of common stock in 2007 from Omicron Master Trust to Portside Growth and Opportunity Fund. These warrants were originally issued by us to Omicron Master Trust as part of the September 2003 transactions.
(18)	Omicron Capital, L.P., a Delaware limited partnership (“Omicron Capital”), serves as investment manager to Omicron Master Trust, a trust formed under the laws of Bermuda (“Omicron”), Omicron Capital, Inc., a Delaware corporation (“OCI”), serves as general partner of Omicron Capital, and Winchester Global Trust Company Limited (“Winchester”) serves as the trustee of Omicron. By reason of such relationships, Omicron Capital and OCI may be deemed to share dispositive power over the shares of our common stock owned by Omicron, and Winchester may be deemed to share voting and dispositive power over the shares of our common stock owned by Omicron. Omicron Capital, OCI and Winchester disclaim beneficial ownership of such shares of our common stock. As of the date of this prospectus supplement, Mr. Olivier H. Morali, an officer of OCI, and Mr. Bruce T. Bernstein, a consultant to OCI, have delegated authority from the board of directors of OCI regarding the portfolio management decisions with respect to the shares of our common stock owned by Omicron. By reason of such delegated authority, Messrs. Morali and Bernstein may be deemed to share dispositive power over the shares of our common stock owned by Omicron. Messrs. Morali and Bernstein disclaim beneficial ownership of such shares of our common stock and neither of such persons has any legal right to maintain such delegated authority. No other person has sole or shared voting or dispositive power with respect to the shares of our common stock being offered by Omicron, as those terms are used for purposes under Regulation 13D-G of the Securities Exchange Act of 1934, as amended. Omicron and Winchester are not “affiliates” of one another, as that term is used for purposes of the Exchange Act or of any other person named in this prospectus as a selling stockholder. No person or “group” (as that term is used in Section 13(d) of the Exchange Act or the SEC’s Regulation 13D-G) controls Omicron and Winchester.

8